Exhibit 4.4

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") made and entered into effective as of the 7th day of March 1997, by and between Teltech Resource Network Corporation, a Minnesota corporation (the "Company") and Andrew L. Michuda, Jr. ("Executive").

RECITALS

Executive has been an officer of the Company since February 1991. He was appointed President and Chief Executive Officer on March 7, 1997. The parties agree that Executive's appointment as the President and Chief Executive Officer is subject to the following terms and conditions.

AGREEMENT
1.	Employment
	a.	The Company agrees to continue to employ Executive on a full-time basis as the President and Chief Executive Officer ("CEO") of the Company pursuant to the terms and conditions hereof.
b.

Executive agrees that he will, at all times, faithfully, industriously, and, to the best of his abilities, experience and talents, continue to perform all the duties and responsibilities that may be required of him as President and CEO of the Company.

2.	Term of Employment
This Agreement does not have a specific term. Executive will serve the Company as an "at will" employee.
3.	Base Compensation

As compensation for his services to the Company, Executive shall be paid an annual salary of $165,000, payable in accordance with the Company's payment periods. Executive's base compensation will be reviewed on an annual basis so long as this Agreement continues to be in effect.

4.	Incentive Compensation

For each calendar year beginning in 1997, Executive will be paid a target, bonus of 50% of his base salary which will be dependent on attainment of revenue, net profit and team performance targets to be set by the Company's Compensation Committee by June 1 of each year. Payment of any bonus payable pursuant to this Section 4, if any, will be paid by April 1 of the following year.

5.	Other Benefits
a.

Vacation. Executive will receive vacation in accordance with Teltech's vacation policy. Up to two weeks of unused vacation may be carried over from one year to the next. The Company will pay Executive for any earned and unused vacation upon termination.

b.

Stock Options. Prior to his becoming President and Chief Executive Officer, Executive had stock options covering 288,970 shares at exercise prices ranging from $1.00 to $5.00 per share. In consideration of Executive agreeing to become the President and Chief Executive Officer of the Company, the Company granted to Executive additional options covering 258,780 shares at an exercise price of $1.00 per share. The new options will provide and the old options will be amended to provide that, upon a change in control, all unexercised options will be deemed to be fully vested.

	c.	Miscellaneous. During the term of this Agreement, Executive will receive such other benefits which are provided by the Company to other officers as a group.
6.	Termination
This Agreement may be terminated by the Company upon the happening of any of the following events:
	a.	Mutual written agreement between the Board of Directors of the Company and Executive to terminate his employment;
	b.	Executive's death;
	c.	Executive's disability defined as physically or mentally unable to perform as CEO with or without reasonable accommodation for a period of six consecutive months;
d.

For cause upon written notice from the Board of Directors specifying the nature of the cause. For purposes of this Agreement, "cause" shall include commission of any felony, gross misdemeanor, or any act of fraud or dishonesty in connection with the affairs of the Company; or

	e.	By either party with or without cause upon thirty days written notice to the other.
7.	Payment Upon Termination of Employment For Cause

If Executive is terminated for cause as defined in Section 6 above, Executive shall not be eligible to receive any severance benefits. The date of termination under this Section 7 shall be on the day the notice of termination for cause is given and Executive shall be entitled to no additional compensation past the date of such notice.

8.	Payment Upon Termination of Employment Without Cause
a.

If Executive is terminated without cause, Executive shall receive a severance payment equal to his base compensation at the time of termination payable for nine months in accordance with the Company's payment periods beginning on the first day of the first month following the last month of his employment.

	b.	The payments provided for under this Section 8 shall, in the event of Executive's death, continue and shall be payable to his wife if she survives or, if not, to his estate.
c.

The Company will continue to provide to Executive and his covered dependents access under COBRA to medical and health coverage under its plans as they currently exist or may hereafter be amended at company subsidized rates during the nine month severance pay period. Thereafter, Executive and his covered dependents will be entitled to elect to continue coverage under COBRA to the extent it is available. Coverage by the Company or under COBRA will end on the earlier of Executive's obtaining new employment which gives him the ability to provide medical and health insurance coverage for himself and his family through his new employer, or the failure to pay any premium when due.

9.	Nondisclosure

Except by written permission from the Company, Executive shall never disclose or use any trade secrets, sales projections, formulations, customer lists or information, product specifications or information, credit information, production know-how, research and development plans or other information not generally known to the public ("Confidential Information") acquired or learned by Executive during the course, and on account, of his employment, whether or not developed by Executive, except as such disclosure or use may be required by his duties to the Company, and then only in strict accordance with his obligations of service and loyalty thereto. Upon termination of employment, Executive agrees to deliver to the Company all Confidential Information.

10.	Noncompettion
a.

For a period. of one (1) year after the end of the Employment Term or any extension thereof or after termination of employment for any reason, Executive will not, directly or indirectly, alone or in any capacity with another legal entity: (i) engage in any activity that competes in any respect with the Company, (ii) solicit any current or potential customers of the Company to subscribe to any service which directly or indirectly competes with any service offered by the Company, or (iii) employ or attempt to employ any employee of the Company (other than a former employee thereof after such employee has terminated employment with the Company);

b.

Executive acknowledges that the Company markets products throughout the United States and that the Company would be harmed if Executive conducted any of the activities described in this Section 10 anywhere in the United States. Therefore, Executive agrees that the covenants contained in this Section 10 shall apply to all portions of, and throughout, the United States;

c.

To the extent any provision of this Section 10 shall be invalid or unenforceable, it shall be considered deleted here from and the remainder of such provision and this Section 10 shall be unaffected and shall continue in full force and effect. In furtherance to and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Section 10 be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent or activities which are validly and enforceably covered. Executive acknowledges the uncertainty ,of the law in this respect and expressly stipulates that this Section 10 be given the construction which renders its provisions valid and enforceable to the maximum extent (not exceeding its expressed terms) possible under applicable laws; and

d.

Executive and the Company acknowledge that the noncompetition provision of this Section 10 is enforceable against Executive under Minnesota law only if it is supported by independent consideration because Executive is entering into this noncompetition agreement after having already accepted employment with the Company. Executive specifically acknowledges and agrees that the Company is providing him adequate independent consideration for this noncompetition provision by way of this Agreement.

11.	Specific Performance

Executive acknowledges that a breach of this Employment Agreement would cause the Company irreparable injury and damage which could not be remedied or adequately compensated by damages at law; therefore, Executive expressly agrees that the Company shall be entitled, in addition to any other remedies legally available, to injunctive and/or other equitable relief to prevent a breach of this Employment Agreement.

12.	Miscellaneous
	a.	Waiver by, the Company of a breach of any provision of this Agreement by Executive shall not operate or be construed as a waiver. of any subsequent breach by Executive.
	b.	This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, ' and as to Executive, his heirs, personal representatives, estate, legatees and assigns.
	c.	This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements whether written or oral relating hereto.
	d.	This Agreement shall be governed by and construed under the laws of the State of Minnesota.

IN WITNESS WHEREOF, the parties have hereto executed this Employment Agreement effective as of the day and year first above written.

TELTECH RESOURCE NETWORK CORPORATION
/s/ Joseph Shuster By: Joseph Shuster, Chairman of the Board
/s/ Andrew L. Michuda, Jr. Andrew L. Michuda, Jr., Executive